Exhibit 99.1

Quarterly Report
Third Quarter - Fiscal 2008

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2008 Third Quarter, ended March 31, 2008

It is my pleasure to share with you YM BioSciences’ accomplishments since our last quarterly report.

Nimotuzumab
Our lead drug, nimotuzumab, continues to be advanced around the world across multiple indications, with 14 companies now participating in the development of this anti-cancer antibody. YM’s financial interest in nimotuzumab extends across the major pharmaceutical marketplaces of North America, Europe and Japan, and includes a number of countries in South-East Asia and Africa. YM has retained all rights to North America, Australia and New Zealand while out-licensing rights to the drug in its remaining territories.

Currently, YM-sponsored trials are underway in Canada in colorectal cancer and non-small cell lung cancer (NSCLC), and in the US and Canada in children with diffuse intrinsic pontine glioma (DIPG). Concurrently YM’s licensee in Europe, Oncoscience AG, is conducting late-stage trials in first-line pediatric DIPG, adult glioma and pancreatic cancer. In April 2008 nimotuzumab was accorded Orphan Drug Designation for pancreatic cancer in Europe. We were planning to participate in an expansion of the pancreatic trial into Canada but determined that the proposal was economically unattractive. Oncoscience has submitted a marketing application to the European regulatory body, EMEA, based on a single-arm, Phase II trial in second-line DIPG. Our licensee in Singapore/Indonesia, Innogene Kalbiotech/P.T. Kalbe Farma, has initiated a Special Access Program under which patients are being treated with nimotuzumab for various tumour types and a broad development program is underway in those substantial markets. In Japan, our licensee, Daiichi-Sankyo Co., Ltd. is preparing to conduct Phase II trials with the antibody and in Korea, Kuhnil Pharma has completed enrolling patients into our joint Phase I/II NSCLC trial. Data from the YM patients in the joint trial, which will be presented at ASCO 2008 in May/June, support the design of the international Phase III trial in NSCLC that we plan to initiate this year with certain of our licensees and other nimotuzumab developers.

Prior to the commencement of our fiscal third quarter, we completed enrollment of 59 patients in the first of two possible tranches in our Phase II colorectal cancer study, which is evaluating the combination of nimotuzumab with irinotecan chemotherapy in irinotecan-resistant patients. Data from this trial are being assembled and we anticipate reporting preliminary results from this patient group in June 2008.

In February 2008, we announced the enrollment of the first patient in our Phase II trial investigating nimotuzumab in pediatric patients with progressive DIPG, an inoperable, treatment-resistant brain cancer. Nine leading US pediatric clinical centers and two Canadian centers are participating in the 44-patient single-arm trial evaluating nimotuzumab as monotherapy. The primary endpoint of the trial is a target response rate of 15%, and recruitment is expected to be completed in mid-2009. Given that the FDA recently issued a Special Protocol Assessment for a 50-patient, single-arm, pivotal, Phase II trial for another cancer drug in an indication with a larger patient population than DIPG, the data that will be generated from the DIPG trial should be important.

Subsequent to the end of our fiscal third quarter, positive data on nimotuzumab were presented at the American Association for Cancer Research (AACR) Annual Meeting held in April 2008 in San Diego, California. The nimotuzumab poster presentation demonstrated the absence of interaction between nimotuzumab and gemcitabine, a positive finding supportive of the ongoing Phase II/III randomized trial being conducted in Europe in patients with advanced pancreatic cancer that compares gemcitabine alone to gemcitabine plus nimotuzumab.

We now look forward to the ASCO annual meeting in May/June, which will include poster presentations on nimotuzumab highlighting results from a pharmacodynamic study in patients with unresectable squamous cell carcinoma of the head and neck (Poster #14D, S Hall A1 on May 31st), additional results from the escalating dose Phase I portion of the Phase I/II study evaluating nimotuzumab in combination with external radiotherapy in patients diagnosed with stage IIb, III or IV NSCLC unsuitable for radical therapy (Poster #15F, S Hall A1 on June 1st) and a presentation on the Phase III data from a first-line trial in DIPG (Poster #3D, S Hall A1 on June 1st).

As a result of cooperative efforts on the part of the Company, its sublicencees, and other companies, YM has been able to advance nimotuzumab in this broad fashion using far less resources then traditionally would be expected. Although we have decided not to expand the European Phase II/III pancreatic cancer trial into Canada, we anticipate a number of advanced trials will be initiated under the common objective of further establishing nimotuzumab’s potential to improve clinical outcomes in the absence of the serious side effects that have been reported for the other drugs in its class.

AeroLEF™
During the third quarter, we reported having received a letter from the US Food and Drug Administration (FDA) informing us that the planned Phase II Acute Pain Study (AP5) of AeroLEF™, for which FDA clearance was previously announced, had been placed on clinical hold.

The FDA requested additional safety information including that from our successful, randomized Phase 2b trial, which demonstrated that patients had a statistical and clinical benefit from AeroLEF™. We are currently preparing our response to the FDA and expect to submit it in the coming weeks.

Three posters describing research conducted on AeroLEF™ will be presented at the 27th Annual Scientific Meeting of the American Pain Society (APS), which takes place May 8-10, 2008 in Tampa, Florida. (Poster #’s 243, 264 and 265)

Tesmilifene
While we previously announced termination of clinical development of tesmilifene, academic work focused on determining the mechanism of action of this unique molecule continued in order to support potential partnering opportunities. A second poster presented at the 2008 AACR Annual Meeting describes some of this work. The poster, entitled “Clustering of anthracycline-containing lysosomes in drug-resistant MCF-7 cells in response to tesmilifene” provides further data suggesting that tesmilifene targets cells that are normally resistant to chemotherapy and may have clinical utility in treating patients with refractory/chemotherapy-resistant tumors.

In summary, while our fiscal third quarter was not without its regulatory challenges, we continue to be enthusiastic about the breadth of clinical progress being made with nimotuzumab and the prospective value to patients of our late-stage products. On behalf of the Board of Directors, I would like to thank all of our employees and shareholders for your ongoing support and I look forward to reporting our progress to you again at our fiscal year-end.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended March 31, 2008

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three and nine months ended March 31, 2008 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2007, 2006, 2005, and the notes thereto.

The unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our unaudited interim consolidated financial statements, are set out in Note 10 to the unaudited interim consolidated financial statements for the three months and nine months ended March 31, 2008. All amounts presented are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from their direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended March 31,			Nine months ended March 31,
	2008	2007	Change	2008	2007	Change

Out-licensing revenue	$1,155,835	$1,175,533	$(19,698)	$3,438,601	$3,232,357	$206,244
Interest income	622,029	809,174	(187,145)	2,039,663	2,505,559	(465,896)

Operating Expenses:
General and administrative	1,416,872	1,721,673	(304,801)	5,526,388	5,553,538	(27,150)
Licensing and product development	4,286,792	7,318,303	(3,031,511)	12,052,278	23,649,274	(11,596,996)

Loss for the period	(3,818,647)	(8,929,074)	5,110,427	(11,922,844)	(26,980,402)	15,057,558
Deficit, beginning of period,	(126,400,938)	(104,617,829)	(21,783,109)	(118,296,741)	(86,566,501)	(31,730,240)
Deficit, end of period	$(130,219,585)	$(113,546,903)	$(16,672,682)	$(130,219,585)	$(113,546,903)	$(16,672,682)

Basic and diluted loss per common share	$(0.07)	$(0.16)	$0.09	$(0.21)	$(0.48)	$0.27

Total Assets	$67,440,147	$87,783,980	$(20,343,833)	$67,440,147	$87,783,980	$(20,343,833)

RESULTS OF OPERATIONS

Three and nine months ended March 31, 2008 compared to three and nine months ended March 31, 2007

Out-licensing Revenue
Revenue from out-licensing for the three months ended March 31, 2008 is comparable to the three months ended March 31, 2007 but has increased by $206K for the nine months ended March 31, 2008 compared to the nine months ended March 31, 2007. The increase in revenue for the nine month period is due to the out-licensing agreement entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd (“Daiichi”), a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration of four years.

Interest Income
Interest income has decreased by $187K and $466K respectively, in the three month and nine months ended March 31, 2008 and compared to the same periods ended March 31, 2007. Interest income is decreasing as the Company draws on its cash balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended March 31, 2008 decreased by $3.032M and for the nine months ended March 31, 2008 decreased by $11.597M compared to the same periods last year.  In addition to the specific licensing and product development costs addressed below, the most significant change in licensing and product development expenses was a decrease in salary expenses. Salary expenses were $1.290M and $1.833M less than the comparable periods last year for the 3 months and 9 months ended March 31, 2008 respectively. The Company reduced development staff in February 2007 following failure of the DEC study.  As a result, the salary costs this year were significantly lower than the same periods last year.  The three months ended March 31, 2007 also included termination costs which were not repeated in fiscal 2008.

Tesmilifene
Costs related to development activities for tesmilifene for the three month period ended March 31, 2008 decreased by $2.491M to $443K compared to $2.934M for the comparable period last year. Year-to-date costs have decreased by $5.716M to $1.111M compared to $6.827M for the same period in the prior year. In the first half of the last fiscal year the Company was completing a Phase III trial and gearing up for a FDA submission. With the termination of this study, development of tesmilifene halted at the end of January 2007 except for completing a pharmacokinetic study and, as a result, the development costs for the quarter and year-to-date in fiscal 2008 are significantly lower compared to the same period last year.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $1.081M to $1.455M for the three months ended March 31, 2008 compared to $374K for the three months ended March 31, 2007. The increase is a result of the phase II colorectal trial, started in June 2007.

Costs incurred for the nine months ended March 31, 2008 totaled $3.624M. This is a decrease of $1.650M when compared to spending of $5.274M for the comparable nine month period in the prior year. The first half of the last fiscal year included expenses that were not repeated in the current year, including clinical trial costs for the completed head and neck trial and one time costs associated with obtaining the Daiichi contract in July 2006.

AeroLEF™
Costs associated with development activities for AeroLEF™ totaled $565K for the three month period ended March 31, 2008. This is comparable to $567K spent in the same three month period in the prior fiscal year. Costs for the nine month period ended March 31, 2008 have decreased by $334K to $1.643M compared to $1.977M for the same period in the prior year. Last year’s costs were associated with the phase IIb study in acute pain. This year, the costs are a result of transferring the manufacturing into the U.S.A and costs associated with preparing the submissions to the U.S. F.D.A.

General and Administrative Expenses
General and administrative expenses have decreased by $305K for the three month period and by $27K for the nine month period ended March 31, 2008 compared to the same periods in the prior year. Stock option expense decreased by $116K from $441K to $325K for the three month period ended March 31, 2008, but has increased by $396K from $1.434M to $1.828M for the nine month period ended March 31, 2008. This increase has been offset by reductions in other expenses such as consulting and legal costs.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net Loss(1)	Basic and diluted loss per common Share
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)
June 30, 2007	$1,899,229	$(4,749,837)	$(0.08)
March 31, 2007	$1,984,707	$(8,929,074)	$(0.16)
December 31, 2006	$1,997,799	$(8,352,471)	$(0.15)
September 30, 2006	$1,755,410	$(9,698,858)	$(0.17)
June 30, 2006	$1,072,000	$(8,581,990)	$(0.16)

Note:
(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861, and 3865 relating to financial instruments retrospectively, without restatement and therefore the quarterly losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards. There was no effect to the Company’s opening balances as a result of the change in accounting policy.

In general, revenue has remained steady over the last eight quarters. The Company recognizes revenue from out-licensing agreements over the estimated period of collaboration required. There have been no new out-licensing agreements signed since Q2 fiscal 2007, and as such, out-licensing revenue has been comparable period over period.  Interest earned from cash and short-term deposits peaked after the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, interest income is decreasing as the Company draws on its cash balances to fund its operations and interest rates decline.

Overall, development activity had increased until the termination of the 750-patient Phase III DEC trial in metastatic breast cancer on January 30, 2007. It is inherent in the development of drug products that planned expenditures vary depending on results achieved. Our current plans call for an increase in expenditures for both nimotuzumab and AeroLEF™ but the timing will be subject to regulatory approvals.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The unaudited interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M).    Net proceeds after costs amounted to approximately $42.623M. The Company intends to use the net proceeds to fund drug development activities not related to any products of Cuban origin or for general corporate purposes not related to the products and technologies licensed from any source in Cuba. The Company’s Cuban-originated products and technologies are all related to nimotuzumab. As at March 31, 2008 the remaining restricted proceeds were approximately $4.691M and unrestricted cash and short-term deposits totaled approximately $57.403M.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M was comprised of 474,657 common shares valued at $3.0M and $300K in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there was no longer a foreseeable future benefit.

As at March 31, 2008 the Company had cash and cash equivalents and short-term deposits totaling $62.094M and payables and accrued liabilities totaling $2.507M compared to $75.572M and $3.273M respectively at June 30, 2007.  The Company’s short-term deposits consist principally of highly liquid deposit certificates with an R1 or equivalent rating, with terms not exceeding one year from the date of acquisition. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at March 31, 2008 are sufficient to support the Company’s activities beyond the next 12 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of March 31, 2008 no amounts are owing and the amount of future fees, if any, is not determinable.

In November 2007 the Company entered into a contract for contract research (“CRO”) services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of $1.331M (U.S. $1.297M) of which $417K has been paid as at March 31, 2008 and the remaining $914K was unpaid. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at March 31, 2008 the Company continues to open clinical sites and is in the process of recruiting patients.

In May 2007 the Company entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of $1.323M of which $704K has been paid as at March 31, 2008 and the remaining $619K was unpaid. The Company may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at March 31, 2008 the recruitment portion of the study has been completed.

The Company is also conducting a pharmacokinetic clinical trial evaluating tesmilifene with taxotere.  In June 2005 the Company entered into a contract for CRO services in the amount of $480K ($468K USD). Of this amount, $290K has been paid as at March 31, 2008 and the remaining $190K was unpaid. Either party may cancel the contract with 30 days’ notice.  If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.  The recruitment and pharmacokinetic portion of the study have been completed. Some of the patients have continued to receive treatment and are being followed for survival.

In addition to the above three contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $5.030M of which $1.863M has been paid as at March 31, 2008 and the remaining $3.167M was unpaid. Any early termination penalties can not exceed the amount of the contract committed.

The Company plans to expend funds to continue the development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products and for tesmilifene.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Annual Information Form dated September 24, 2007 in respect of the fiscal year ended June 30, 2007. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, and further development of products identified by it as having the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM is the licensee for nimotuzumab for Europe, North America, and Japan as well as Australia, New Zealand and certain Asian countries and owns AeroLEF™, its other principal product in development.

Completion of recruitment in a single-arm Phase III trial of nimotuzumab as first-line therapy for pediatric diffuse, intrinsic pontine glioma (DIPG) was reported by our sub-licensee, Oncoscience AG in August 2007. Data from this trial are scheduled to be released at ASCO 2008 and, if positive, are expected to be submitted to EMEA for marketing approval. An application for marketing has been made by Oncoscience to EMEA based on data from its single-arm Phase II trial in progressive DIPG. Oncoscience has also announced that first patients have been recruited into a randomized Phase III trial for the treatment of adults with glioma and into a randomized Phase IIb/IIIa trial for patients with advanced pancreatic cancer. YM was planning to participate in an expansion of this pancreatic trial into Canada but has determined that the proposal was economically unattractive.

YM presented preliminary data from a Phase I/II trial of nimotuzumab in patients with non-small-cell lung cancer (NSCLC) unfit for radical chemotherapy at the 12th World Conference on Lung Cancer in September 2007. The data were sufficiently encouraging to suggest that the indication should be further investigated and YM plans to file for clearance of a Phase III trial in mid calendar year 2008. In December 2007, YM completed recruitment of the first of two possible tranches in its first trial in colorectal cancer combining nimotuzumab with irinotecan chemotherapy in irinotecan-resistant patients. Data from the 59 evaluable patients recruited into the trial are being assembled and reporting of preliminary results from this patient group is expected in June 2008. YM has initiated a Phase II, second-line trial in children with advanced DIPG at multiple sites in the US, Canada, Israel and Brazil.

Daiichi Sankyo Co., Ltd., YM’s Japanese licensee for nimotuzumab, reported completion of its Phase I clinical trial of nimotuzumab for the treatment of solid tumours in December 2007 and informed YM of its intention to proceed into later-stage trials.

In order to progress nimotuzumab’s development rapidly, YM’s sub-licensees in Japan, Korea, Singapore/Indonesia and Europe together with other CIMAB S.A. licensees in India, China and South America, have agreed to share in a common clinical development pathway globally for a number of cancers. Trials are expected to be announced by the various licensees, acting cooperatively with common protocols, which cooperation would result in the rapid recruitment of patients and the reduction of cost to each participant. In addition, these licensees continued to advance regional programs with Innogene Kalbiotech/P.T. Kalbe Farma having initiated a Special Access Program in Indonesia, Malaysia and Singapore and other developers of nimotuzumab having achieved marketing approval in a number of jurisdictions including India and Argentina as well as Columbia and the Ukraine.

Presentations and posters related to nimotuzumab have been, or are shortly to be, presented at the American Association for Cancer Research (AACR) Annual Meeting 2008 (April 2008) and the American Society of Clinical Oncology (ASCO) Annual Meeting 2008, taking place from May 30 to June 3, 2008 which further support the prospect for the safety and efficacy of nimotuzumab. The drug, which has reportedly been administered to more than 2,000 patients worldwide, has, to YM’s knowledge, elicited no incidents of severe rash, hypomagnesaemia or the other debilitating side-effects of treatment commonly associated with this class of drug.

In April 2008, nimotuzumab was accorded Orphan Drug Designation for pancreatic cancer in Europe.

A randomized, Phase IIb trial of AeroLEF™, YM’s proprietary, patient-controlled, inhaled-delivery composition of free and liposome-encapsulated fentanyl for the treatment of moderate to severe pain, was completed successfully and the first US IND for AeroLEF™ was cleared by the FDA in mid-2007. In January 2008, the FDA placed a “clinical hold” on the previously cleared trial in order to re-review data contained in a submission prepared for an End-of-Phase II meeting which was scheduled for, and which was held in, January 2008. The Company is currently preparing its response to the FDA and expects to submit its response in the coming weeks.

YM concluded clinical development of tesmilifene in early calendar 2007. Basic scientific analysis has continued on this novel molecule and a poster was presented at AACR 2008 describing prospectively attractive attributes of tesmilifene. Certain, limited scientific investigation continues as the drug is being held for out-licensing.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required.

Intangible asset
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired. The estimated useful life of the intangible asset is considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

NEW ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the consolidated financial statements for the year ended June 30, 2007 except for the following new accounting pronouncements which have been adopted:

Accounting Changes
On July 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information. These recommendations also require 1) changes in accounting policy to be applied retrospectively unless doing so is impracticable; 2) prior period errors to be corrected retrospectively; 3) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and 4) the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

Financial Instruments
On July 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of the following five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its cash and short-term investments as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accruals are classified as other financial liabilities.

Adoption of these standards was on a retrospective basis without restatement of prior periods.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in gain/(loss) on financial instruments. These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

The Company selected July 1, 2003 as the transition date for embedded derivatives. Accordingly, only contracts or financial instruments entered into or modified after the transition date were examined for embedded derivatives. As at July 1, 2007, the Company identified embedded derivatives in foreign currency derivatives in product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts. However, such embedded derivatives are of nominal value and therefore, have not been recognized in the Company’s financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued but not yet effective:

Capital Disclosures
CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures
CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required and will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Presentation
CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

General Standards on Financial Statement Presentation
CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically July 1, 2008 for the Company.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2007 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the three months and nine months ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2007, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the three months and nine months ended March 31 2008 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

 Share Data as at March 31, 2008:
	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$4,553,308	5,709,765

Note 1: If all warrants were to be exercised, 5,709,765 shares would be issued for an aggregate consideration of $13,886,253(weighted average exercise price of $2.43 per warrant).
Note 2: In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: May 8, 2008

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31, 2008	June 30, 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,640,255	$5,847,351
Short-term deposits	59,453,941	69,724,438
Accounts receivable	653,236	370,011
Prepaid expenses	216,701	347,010
	62,964,133	76,288,810
Capital assets	145,470	325,040
Intangible assets	4,330,544	5,125,950
	$67,440,147	$81,739,800
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,252,058	$1,169,211
Accrued liabilities	1,254,710	2,103,755
Deferred revenue	4,623,340	4,702,132
	7,130,108	7,975,098
Deferred revenue	5,570,090	8,929,900
Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	3,150,539	4,553,308
Contributed surplus	8,887,842	5,657,082
Deficit accumulated during the development stage	(130,219,585)	(118,296,741)
	54,739,949	64,834,802
Basis of presentation
Commitments
	$67,440,147	$81,739,800

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,		Period from inception on August 17, 1994 to March 31,
	2008	2007	2008	2007	2008
	(Unaudited)		(Unaudited)		(Unaudited)

Out-licensing revenue	$1,155,835	$1,175,533	$3,438,601	$3,232,357	$9,745,646
Interest income	622,029	809,174	2,039,663	2,505,559	10,169,052
	1,777,864	1,984,707	5,478,264	5,737,916	19,914,698
Expenses:
General and administrative	1,416,872	1,721,673	5,526,388	5,553,538	41,612,923
Licensing and product development	4,286,792	7,318,303	12,052,278	23,649,274	102,848,661
Impairment	-	1,829,538	-	1,829,538	1,829,538
	5,703,664	10,869,514	17,578,666	31,032,350	146,291,122
Loss before the undernoted	(3,925,800)	(8,884,807)	(12,100,402)	(25,294,434)	(126,376,424)
Gain (loss) on foreign exchange	15,584	(44,267)	29,716	(17,193)	(333,466)
Gain on short-term deposits	91,569	-	217,985	-	217,985
Loss on sale of marketable securities	-	-	-	-	(1,191,329)
Loss on disposal of capital assets	–	–	(70,143)	–	(70,143)
Loss before income taxes	(3,818,647)	(8,929,074)	(11,922,844)	(25,311,627)	(127,753,377)
Income taxes	-	-	-	1,668,775	1,676,075
Loss and comprehensive loss for the period	$(3,818,647)	$(8,929,074)	$(11,922,844)	$(26,980,402)	$(129,429,452)
Basic and diluted loss per common share	$(0.07)	$(0.16)	$(0.21)	$(0.48)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex Therapeutics Inc. acquisition	55,835,356	55,819,986	55,835,356	55,794,483

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,			Period from inception on August 17, 1994 to March 31,
	2008	2007	2008	2007		2008
	(Unaudited)		(Unaudited)			(Unaudited)
Deficit accumulated during the development stage, beginning of period	$(126,400,938)	$(104,617,829)	$(118,296,741)	$(86,566,501	) $	–
Cost of purchasing shares for cancellation in excess of book value	–	–	–	–		(790,133)
Loss for the period	(3,818,647)	(8,929,074)	(11,922,844)	(26,980,402)		(129,429,452)
Deficit accumulated during the development stage, end of period	$(130,219,585)	$(113,546,903)	$(130,219,585)	$(113,546,903	) $	(130,219,585)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2008	2007	2008	2007	2008
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(3,818,647)	$(8,929,074)	$(11,922,844)	$(26,980,402)	$(129,429,452)
Items not involving cash:
Amortization of capital assets	20,781	27,410	106,364	78,109	545,153
Amortization of intangible assets	265,135	387,104	795,406	1,653,205	4,115,364
Impairment of intangible asset	-	1,829,538	-	1,829,538	1,829,538
Loss on disposal of capital assets	-	-	70,143	-	70,143
Loss on marketable securities	-	-	-	-	1,191,329
Unrealized gain on short-term deposits	(98,443)	-	(91,569)	-	(91,569)
Stock-based employee compensation	324,704	440,965	1,827,991	1,433,550	7,981,467
Stock-based consideration	-	-	-	-	292,750
Warrants-based consideration	-	-	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	257,614	1,025,781	(152,916)	1,700,745	158,785
Accounts payable, accrued liabilities and deferred revenue	(849,632)	391,221	(4,204,800)	13,182,165	9,458,554
	(3,898,488)	(4,827,055)	(13,572,225)	(7,103,090)	(103,823,163)
Financing activities:
Issuance of common shares on exercise of warrants		87,500		89,375	4,371,555
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	–	–	–	–	123,276,729
Issuance of common shares on exercise of options		11,232		11,232	2,516,246
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	-	98,732	-	100,607	125,035,054
Investing activities:
Purchase and sale of short-term deposits, net	(4,980,923)	(4,494,783)	10,362,066	15,576,688	(59,168,447)
Proceeds on sale of marketable securities					1,404,450
Additions to capital and intangible assets		(54,244)	(35,933)	(122,521)	(613,248)
Proceeds from sale of capital assets	-	-	38,996	-	38,996
	(4,980,923)	(4,549,027)	10,365,129	15,454,167	(58,338,249)
Increase (decrease) in cash and cash equivalents	(8,879,411)	(9,277,350)	(3,207,096)	8,451,684	(37,126,358)
Net cash assumed on acquisition	-	-	-	-	39,766,613
Cash and cash equivalents, beginning of period	11,519,666	20,464,351	5,847,351	2,735,317	-
Cash and cash equivalents, end of period	$2,640,255	$11,187,001	$2,640,255	$11,187,001	$2,640,255

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,		Period from inception on August 17, 1994 to March 31,
	2008	2007	2008	2007	2008
	(Unaudited)		(Unaudited)		(Unaudited)
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex Therapeutics Inc. acquisition	$-	$-	$-	$-	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	-	100,000

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

1.      Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 10, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP"). Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2007. These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2007, except as described in note 2.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. Operating results for the three months and nine months ended March 31, 2008 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2008.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

1.      Basis of presentation (continued):

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 3 of the unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next twelve months.

2.      Significant accounting policies:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited consolidated financial statements for the year ended June 30, 2007, except for the following changes in accounting policies:

(a) Changes in accounting policies:

(i)   Accounting changes:

On July 1, 2007, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information. These recommendations also require: (i) changes in accounting policy to be applied retrospectively unless doing so is impracticable; (ii) prior period errors to be corrected retrospectively; (iii) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and (iv) the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

(ii)  Financial instruments:

On July 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments -Disclosure and Presentation and Section 3865, Hedges. These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are to be classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and short-term deposits as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accruals are classified as other financial liabilities. The Company has not recognized any amounts through comprehensive income for the three months and nine months ended March 31, 2008.

Adoption of these standards was on a retroactive basis without restatement of prior periods.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value. These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

The Company selected July 1, 2003 as the transition date for embedded derivatives. Accordingly, only contracts or financial instruments entered into or modified after this date were examined for embedded derivatives. As at July 1, 2007, the Company identified embedded derivatives in foreign currency product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts. However, such embedded derivatives have been determined to be of nominal value and, therefore, have not been measured at fair value in the Company's financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

(b)  Recent accounting pronouncement issued and not yet applied:

Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.

3.      Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company must use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at March 31, 2008, the remaining restricted proceeds are $4,691,488.

Management believes that the unrestricted cash and cash equivalents and short-term deposits at March 31, 2008 of $57,402,708 are sufficient to fund future activities, including those related to products licensed from Cuba for at least the next twelve months.

The Company's short-term deposits consist of highly liquid deposit certificates with an RI or equivalent rating, with terms not exceeding one year from the date of acquisition and have effective yields ranging from 3.241% to 4.628%. These financial assets have been classified as held-for-trading, carried at fair value, and all changes in fair value are included in loss for the period in which they arise.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

4.      Intangible assets:

March 31, 2008	Cost	Accumulated amortization	Impairment	Net book value
Acquired technologies	$7,348,185	$3,017,641	$-	$4,330,544
	$7,348,185	$3,017,641	$-	$4,330,544

June 30, 2007	Cost	Accumulated amortization	Impairment	Net book value
Acquired technologies	$7,348,185	$2,222,235	$-	$5,125,950
Workforce	2,927,261	1,097,723	1,829,538	-
	$10,275,446	$3,319,958	$1,829,538	$5,125,950

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

5.      Out-licensing agreements:

The following table reflects out-licensing agreements entered into with third parties for the development of the Company's products:

					Revenue recognized
									Period from inception on August 17,
		Initial	Deferred revenue as at		Three months ended		Nine months ended		1994 to
Date of		license	March 31,	June 30,	March 31,		March 31,		March 31,
agreement	Product	fee	2008	2007	2008	2007	2008	2007	2008
November 3, 2006	Tesmilifene	$230,400	$162,400	$180,800	$8,400	$15,200	$18,400	$34,400	$68,000
July 25, 2006	Nimotuzumab	16,226,950	9,465,721	12,508,273	1,014,184	1,014,184	3,042,552	2,704,492	6,761,229
January 20, 2006	Nimotuzumab	1,152,788	288,197	576,394	96,066	96,066	288,196	288,197	864,591
August 30, 2005	Nimotuzumab	441,792	92,040	161,071	27,612	32,214	69,031	101,244	349,752
January 26, 2005	Tesmilifene	620,311	185,072	205,494	9,573	17,869	20,422	104,024	435,239
July 13, 2004	Nimotuzumab	-	-	-	-	-	-	-	1,266,835
		18,672,241	10,193,430	13,632,032	1,155,835	1,175,533	3,438,601	3,232,357	9,745,646
Less current portion		-	4,623,340	4,702,132	-	-	-	-	-
		$18,672,241	$5,570,090	$8,929,900	$1,155,835	$1,175,533	$3,438,601	$3,232,357	$9,745,646

Under the terms of the agreements, the Company continues to be involved in the development of its product and is not required to fund any development in the licensed territory. The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

6.      Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.25 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended		Nine months ended
	March 31,		March 31,
	2008	2007	2008	2007
Number of options issued	30,000	42,500	2,030,290	165,000
Risk-free interest rate	4.04%	3.94%	4.00% - 4.38%	3.94% - 4.07%
Volatility factor	73%	37% - 56%	73% - 74%	37% - 56%
Contractual life options	10 years	10 years	10 years	10 years
Vesting period (months)	24	24	24	24
Weighted average fair value of options granted	$0.70	$1.36	$1.14	$1.41
Fair value of options	$21,000	$57,800	$2,320,326	$232,931

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and nine months ended March 31, 2008 for stock-based employee compensation awards was $324,704 and $1,827,991 (2007 - $440,965 and $1,433,550), respectively.

The fair value of options granted is being expensed over the vesting period of the options.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

6.      Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months and nine months ended March 31, 2008 and the share options outstanding at the end of the period:

	Number	Weighted average exercise price
Outstanding, June 30, 2007	4,196,205	$3.63
Granted	1,985,290	1.53
Cancelled/forfeited	(25,833)	1.70
Outstanding, September 30, 2007	6,155,662	2.95
Granted	15,000	1.40
Cancelled/forfeited	(53,417)	3.05
Outstanding, December 31, 2007	6,117,245	2.94
Granted	30,000	1.25
Cancelled/forfeited	(421,820)	4.54
Outstanding, March 31, 2008	5,725,425	2.82
Exercisable, March 31, 2008	4,098,245	$3.07

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

7.      Share capital:

Issued:

	Number of shares	Amount
Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares repurchased for cancellation	(19,000)	(10,336)
Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000
Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697
Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171
Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of warrants	500	2,055
Balance, September 30, 2006 and December 31, 2006	55,782,023	172,773,599
Issued on exercise of options	3,333	15,554
Issued on exercise of warrants	50,000	132,000
Balance, June 30, 2007 and March 31, 2008	55,835,356	$172,921,153

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

7.      Share capital (continued):

A total of 2,380,953 common shares are held in escrow as a result of the acquisition of Delex Therapeutics Inc. in May 2005. The shares are to be released from escrow upon achievement of specific milestones with respect to AeroLEF™ technology: 634,921 common shares upon entering a collaboration agreement or other licensing agreement, 1,111,112 common shares upon initiation of the first Phase III clinical trial and 634,920 common shares upon initiation of the second Phase III clinical trial.

8.      Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price ranging from $1.75 to $4.42 and expiring on or before February 7, 2009. Nominal value was ascribed to the warrants issued on or prior to June 30, 2002. Warrants issued after June 30, 2002 have been valued on a relative fair value basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of March 31, 2008. As of March 31, 2008, all outstanding warrants were exercisable.

	Number	Weighted average exercise price	Amount
Outstanding, June 30, 2007	8,972,277	$2.89	$4,553,308
Expired	(3,262,512)	3.69	(1,402,769)

Outstanding, March 31, 2008	5,709,765	2.43	$3,150,539

9.      Commitments:

In June 2005, the Company entered into a contract for Clinical Research Organization ("CRO") services relating to a pharmacokinetic clinical trial to evaluate tesmilifene with taxotere at a cost of approximately $480,000 (U.S. $468,000). Of this amount, approximately $290,000 has been paid as at March 31, 2008 and the remaining approximately $190,000 was unpaid. Either party may cancel the contract within 30 days' notice. If the Company cancels, it is obligated for services rendered by the CRO through to the effective date of termination and a penalty equal to 10% of the remainder of the contract price.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

9.      Commitments (continued):

In May 2007, the Company entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of approximately $1,323,000, of which approximately $704,000 has been paid as at March 31, 2008 and the remaining approximately $619,000 was unpaid. The Company may cancel the contract with 30 days' notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In November 2007, the Company entered into a contract for CRO services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1,331,000 (U.S. $1,297,000), of which approximately $417,000 has been paid as at March 31, 2008 and the remaining approximately $914,000 was unpaid. The Company may cancel the contract with 30 days' notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to the above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling approximately $5,030,000, of which approximately $1,863,000 has been paid as at March 31, 2008 and the remaining $3,167,000 was unpaid. Any early termination penalties cannot exceed the amount of the contract commitment.

10.    Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months and nine months ended March 31, 2008 and 2007 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at and for the three months and nine months ended at March 31, 2008.

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those listed in note 16 of the June 30, 2007 annual consolidated financial statements and are as noted below:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

(a)  Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception to be presented. For ease of presentation, these disclosures have been disclosed in the unaudited interim consolidated statements of operations, deficit accumulated during the development stage and cash flows and notes 5 and 7 to the unaudited interim consolidated financial statements as appropriate.

(b)  Consolidated statements of operations and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and deficit accumulated during the development stage reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP:

	Three months ended March 31,		Nine months ended March 31,
	2008	2007	2008	2007
Loss for the period, based on Canadian GAAP	$(3,818,647)	$(8,929,074)	$(11,922,844)	$(26,980,402)
Amortization of acquired technologies (ii)	265,135	265,138	795,406	799,421
Loss for the period and comprehensive loss based on United States GAAP	$(3,553,512)	$(8,663,936)	$(11,127,438)	$(26,180,981)
Basic and diluted loss per share (iii)	$(0.06)	$(0.16)	$(0.20)	$(0.47)
Weighted average number of common shares outstanding	55,835,356	55,819,986	55,835,356	55,794,483
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

(i)
Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002. Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors, as required by Financial Accounting Standards Board ("FASB") Statement No. 123R in accordance with the modified prospective application method. Accordingly, the Company has applied the fair value-based method to all employee stock options granted on or after July 1, 2005. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the statement of operations as the requisite service is rendered. As there were no unvested awards as of July 1, 2005 that had been granted prior to July 1, 2002, there is no difference in the compensation expense recognized by the Company under Canadian GAAP and United States GAAP for the three months and nine months ended March 31, 2008 and 2007.

Additional stock-based compensation disclosures required under United States GAAP:

As of March 31, 2008, total compensation cost related to non-vested awards not yet recognized is $1,115,193 and the weighted average period over which it is expected to be recognized is 1.38 years.

(ii)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

(iii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(c)  Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

	Warrants	Share capital	Deficit accumulated during the development stage	Additional paid-in capital	Total
Total shareholders' equity under United States GAAP, June 30, 2007	$4,553,308	$172,921,153	$(121,604,357)	$3,895,970	$59,766,074
Stock-based compensation	-	-	-	1,827,991	1,827,991
Expiry of warrants	(1,402,769)	-	-	1,402,769	-
Loss for the period	-	-	(11,127,438)	-	(11,127,438)
Total shareholders' equity under United States GAAP, March 31, 2008	3,150,539	172,921,153	(132,731,795)	7,126,730	50,466,627
Stock-based compensatio expense	n	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(3,017,641)	-	(3,017,641)
Total shareholders' equity under Canadian GAAP, March 31, 2008	$3,150,539	$172,921,153	$(130,219,585)	$8,887,842	$54,739,949

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

	Warrants	Share capital	Deficit accumulated during the development stage	Additional paid-in capital	Total
Total shareholders' equity under United States GAAP, June 30, 2006	$4,597,988	$172,771,543	$(90,933,373)	$2,183,380	$88,619,538
Exercise of warrants	(44,680)	134,055	-	-	89,375
Exercise of options	-	15,555	-	(4,323)	11,232
Stock-based compensation	-	-	-	1,433,550	1,433,550
Loss for the period	-	-	(26,180,981)	-	(26,180,981)
Total shareholders' equity under United States GAAP, March 31, 2007	4,553,308	172,921,153	(117,114,354)	3,612,607	63,972,714
Stock-based compensation expense	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(1,962,400)	-	(1,962,400)
Total shareholders' equity under Canadian GAAP, March 31, 2007	$4,553,308	$172,921,153	$(113,546,903)	$5,373,719	$69,301,277

(d)  Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on loss for the period as a result of this GAAP difference.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

(e)  Accounting changes:

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which is an interpretation of SFAS 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions. The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. The Company does not expect any significant changes in its unrecognized tax benefits for the next 12 months.

The parent company and its Canadian subsidiary each files a Canadian federal and Ontario income tax return. Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends prior to June 30, 2003. However, years 2000 to 2007 remain open with respect to related party transactions.

The Company's U.S. subsidiaries file a consolidated U.S. federal income tax return and consolidated and separate company income tax returns in many U.S. state jurisdictions. Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years prior to 1997.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the three months and nine months ended March 31, 2008 and 2007, there were no such interest or penalties.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

(f)   Recently issued accounting pronouncements:

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically July 1, 2008 for the Company. Early adoption is permitted subject to certain conditions; however, an early adopter must also adopt SFAS Statement No. 157 at the same time. The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value. SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2008 and 2007
(Unaudited)

10. Canadian and United States generally accepted accounting policy differences (continued):

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which will require non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. SFAS 160 is effective for annual periods beginning on or after December 15, 2008, specifically July 1, 2009 for the Company. Earlier application is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160. The Company does not expect the adoption of SFAS 160 to have an impact on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, specifically July 1, 2009 for the Company. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have an impact on its consolidated financial position, financial performance or cash flows.